

April 9, 2015

Jaroslavna Tomsa
President
Jarex Solutions Corp.
Puces iela 47 dz.40, Riga
Latvia, LV-1082

> **Re:** **Jarex Solutions Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 25, 2015**
> **File No. 333-202234**

Dear Ms. Tomsa:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated March 19, 2015.

General

1. We note your response to prior comment 1 and reissue the comment as we continue to believe that you are a shell company as defined in Rule 405. The definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the nature and size of its business operations and assets. In this regard, we note that you have nominal assets and that significant steps remain to commence the operations of your business. Accordingly, please revise your disclosure throughout the registration statement to state that you are a shell company and disclose the implications of being a shell company.

Risk Factors

Risks Related to our Business

Our executive officers do not reside in the united states…, page 8

2. Please revise the caption of this risk factor to concisely address the risk presented in the body of this risk factor.

You may contact Melissa Walsh, Staff Accountant, at (202) 551- 3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Harold P. Gewerter, Esq.
        Law Offices of Harold P. Gewerter, Esq., LTD